

October 29, 2010

Mr. Guy Bernstein
Chief Executive Officer
Formula Systems (1985) Ltd.
5 Haplada Street
Or Yehuda 60218, Israel

> **Re: Formula Systems (1985) Ltd.**
> **Form 20-F and Form 20-F/A for the Fiscal Year Ended December 31, 2009**
> **Filed April 29, 2010 and May 10, 2010, respectively**
> **File No. 000-29442**

Dear Mr. Bernstein:

We have reviewed your letter dated October 14, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 23, 2010.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 15T. Controls and Procedures

(a) Disclosure Controls and Procedures, page 87

1.   Notwithstanding your response to prior comment 6, please revise and amend to disclose whether your disclosure controls and procedures were effective as of December 31, 2009. See Item 15(a) of Form 20-F.

Form 20-F/A for the Fiscal Year Ended December 31, 2009

Audit Opinion for Magic Benelux B.V.

2.   We note your response to prior comment 11. Although we concur that Magic Benelux B.V.'s auditors do not need to be PCAOB registered as these auditors did not play a "substantial role" we do note that S-X 2-02 requires that the auditor's report state whether the audit was conducted in accordance with GAAS. In Release No. 34-49708, the SEC stated that "references in Commission rules…to GAAS or to specific standards under GAAS, as they relate to issuers, should be understood to mean the standards of the PCAOB plus any applicable rules of the Commission". The view of the SEC staff is that the reference to GAAS in S-X 2-02, as applied to the other auditor's report, does "relate to an issuer" for purposes of Release No. 34-49708 and that, therefore, the other auditor's report must refer to the standards of the PCAOB. Please revise the audit report accordingly.

Audit Opinion for Magic (Onyx) Magyarország Szoftverház K ft.

3.   As previously requested, revise to include the city and state in which the audit opinion of Maria Negyeffy was issued in accordance with Rule 2-02(a) of Regulation S-X.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney at (202) 551-3456 or me at (202) 551-3499 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief